EXHIBIT 99.1

CDT Environmental Technology Files Annual Report on Form 20-F

Revenue of $29.8 million and net income of $1.4 million impacted by reduced project activity due to a slowdown in the PRC economy

SHENZHEN, China, May 15, 2025 (GLOBE NEWSWIRE) -- CDT Environmental Technology Investment Holdings Limited (NASDAQ:CDTG) (“CDT”, the “Company”, or “we”), a leading provider of waste treatment systems and services throughout China, announced to today that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2024 with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2025. The annual report on Form 20-F, which contains CDT’s audited consolidated financial statements, can be accessed through the SEC’s website at www.sec.gov or CDT’s website at https://www.cdthb.cn.

All amounts are expressed in US dollars unless otherwise stated.

2025 Financial Results

•	Total revenues decreased by approximately $4.4 million, or 13.0%, to approximately $29.8 million for the year ended December 31, 2024, compared to approximately $34.2 million for the same period in 2023. The decline was primarily attributable to reduced demand for the Company’s services amid the ongoing economic downturn in the PRC.

•	Our gross profit decreased by approximately $0.1 million, or 1.2%, to approximately $11.2 million for the year ended December 31, 2024, from approximately $11.4 million for the year ended December 31, 2023. The decrease in gross profit is primarily due to the decrease in sewage treatment systems services revenue as discussed above.

•	For the years ended December 31, 2024 and 2023, our overall gross profit margin was 37.4% and 33.0%, respectively. The 4.4% increase was primarily attributable to improved operational efficiency, including more effective utilization of labor costs in both sewage treatment system installations and sewage treatment services.

•	Total operating expenses increased by approximately $6.5 million or 233.5% to approximately $9.2 million for the year ended December 31, 2024 from approximately $2.8 million for the year ended December 31, 2023. The increase was mainly attributable to approximately $0.5 million increase in stock-based compensation and the recording of a provision for credit losses, net of recoveries, of approximately $6.5 million for the year ended December 31, 2024, compared to a net recovery of approximately $88,000 for the same period in 2023. The increase was primarily due to higher provisions made in 2024 in response to increased credit risk and collectability concerns.

•	Net income decreased by approximately $5.6 million, or 80.0%, to $1.4 million for the year ended December 31, 2024, from approximately $7.0 million for the same period in 2023. The decline was primarily attributable to reduced demand for the Company’s services amid the ongoing economic downturn in the PRC.

•	As of December 31, 2024, our working capital was approximately $26.0 million compared to $24.2 million.

Business Update

As of March 31, 2025, the Company had two projects in backlog, which are referred to as the Xinjiang Project and Sichuan Anya Project. Both Xinjiang and Sichuan Anya Project were signed and commenced in August 2024. Per the agreements for the projects, the total tentative contracted amount of the two projects is approximately $15.4 million, and approximately $6.1 million for the Sichuan Anya Project.

The Company is also in the process of acquiring three projects for its sewage treatment systems, which are expected to be signed and commenced by the third quarter of 2025. There can be no guarantee that these remaining projects will be acquired, or that, even if they are acquired, that they will be completed in a timely manner or at all.

New Energy Opportunities to Diversify Revenue Streams and Support Resource Utilization and Sustainability Goals

CDT believes an essential step toward creating a “waste-free city” is waste-to-energy. The Company is actively collaborating with strong academic and industry partners, along with the relevant regulatory agencies, to advance the development of renewable energy sources. Together with its partners, the Company is seeking to harness high technology and natural sciences to generate a new range of resources from waste streams that could provide cleaner fuel options while removing waste from landfill and reducing methane emissions. The Company is currently in discussions with potential industry partners to convert organic solid waste into new energy and renewable energy to promote commercialization of market-ready innovative energy solutions needed to achieve sustainable development goals and carbon neutrality, laying a foundation for the Company’s future growth. The Company is currently engaged in the planning stages of this new energy opportunity, and therefore a number of uncertainties exist relating to the successful launch of this new project and the ability of the Company to create a new revenue stream in the future.

Li Yunwu, CEO of CDT, stated “The economic challenges in China and delays in certain projects that we detailed in our interim report for 2024, persisted in the second half of the year, resulting in a 13% year-over-year decrease in revenue. However, we achieved a 440-basis point expansion in margin compared to last year due to continued cost-saving efforts and benefits from our 2024 restructuring actions. We are serving our customers more effectively and seeing a reduction in wasted time and effort internally, enabling our colleagues to move faster, with more focus and accountability. Despite current market volatility, we anticipate continued resilience in volumes, supported by the essential nature of our customers’ services.”

Li Yunwu added, “We also continued to invest in identifying breakthrough innovation opportunities that could create new revenue streams, while continuing to win and seek new projects in our core business and enhancing our sales and service expertise. These efforts aim to further strengthen CDT’s competitive position, enhance our customer value proposition, and create new growth opportunities for the future. We have successfully navigated economic cycles several times and we are confident that our strong execution capabilities will help us overcome future challenges and position us strongly for emerging market opportunities.

Overall, CDT’s business fundamentals are stable, and we expect the actions we implemented in 2024, along with our continued long-term investments in our team and businesses, will deliver exceptional total value to customers and improving returns for shareholders in 2025 and beyond.”

About CDT Environmental Technology Investment Holdings Limited

CDT, headquartered in Shenzhen, China, is a leading national player in China’s waste treatment sector that designs, develops, manufactures, sells, installs, operates and maintains sewage treatment systems and provides sewage treatment services in China, and is dedicated to promoting sustainable development through innovative solutions. Founded by pioneers in waste treatment, CDT aims to advance next-generation technologies that directly address environmental challenges and promote sustainable solutions. CDT is a recognized brand in China and is committed to innovation and customer satisfaction.

CDT’s mission is to help its customers achieve their critical infrastructure objectives while enabling positive changes in technological environmental protection. It collaborates with industry leaders, environmental experts, and stakeholders to develop and implement advanced waste treatment solutions. Recently listed on the Nasdaq Capital Market, CDT is a prominent player in the waste treatment market, capable of providing comprehensive solutions to diverse customer needs, and has completed more than 150 plants across China.

For more information, visit CDT’s website at https://www.cdthb.cn

Forward Looking Statements

This press release contains forward-looking statements that are based on the beliefs and assumptions of the management of CDT and on information currently available to such management. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond CDT’s control. Words such as “will,” “future,” “expects,” “believes,” and “intends,” or similar expressions, are intended to identify forward-looking statements. All statements, other than statements of historical fact, contained in this press release, including statements regarding future events, future financial performance, business strategy and plans, and objectives of CDT for future operations, are forward-looking statements. Although CDT does not make forward-looking statements unless it believes it has a reasonable basis for doing so, CDT cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievements of CDT and its markets to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on any forward-looking statement. CDT undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

Investor and Media Contact
United States

TraDigital IR
Kevin McGrath
+1-646-418-7002
kevin@tradigitalir.com

CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2023

ASSETS
OTHER ASSET
Investment in subsidiaries	$37,283,779	$31,902,645
Total asset	$37,283,779	$31,902,645

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	$—	$—

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0025 par value, 20,000,000 shares authorized, 10,825,000 and 9,200,000 shares outstanding as of December 31, 2024 and 2023	27,063	23,000
Additional paid-in capital	11,578,633	7,453,265
Statutory reserves	3,433,589	3,192,855
Retained earnings	24,455,403	23,242,946
Accumulated other comprehensive loss	(2,210,909)	(2,009,421)
Total shareholders’ equity	37,283,779	31,902,645

Total liabilities and shareholders’ equity	$37,283,779	$31,902,645

The accompanying notes are an integral part of these consolidated financial statements.

CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended December 31,
	2024	2023
Sewage treatment systems	$28,417,150	$32,267,593
Sewage treatment services and others	1,348,055	1,942,326
Total revenues	29,765,205	34,209,919

Sewage treatment systems	17,779,226	21,630,216
Sewage treatment services and others	739,502	1,194,817
Total cost of revenues	18,518,728	22,825,033

Total gross profit	$11,246,477	$11,384,886

Less:
Selling expense	108,637	106,147
Depreciation expense	148,280	165,683
Salary expense	255,049	991,037
Rent	124,753	214,701
Professional fee	1,296,218	679,438
Other general and administrative expense	340,157	623,660
Research and development expense	61,786	80,948
Stock-based compensation	454,250	—
Provision for (recovery from) credit loss, net	6,459,240	(88,221)
Other income (expense), net	(129,782)	(183,559)
Income before income taxes	1,868,325	8,427,934
Income taxes expenses	462,043	1,403,880
Net income	1,406,282	7,024,054

The accompanying notes are an integral part of these consolidated financial statements.